SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of March, 2006
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Blocklisting six monthly return
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AMVESCAP PLC
IMMEDIATE RELEASE  13 MARCH 2006


                         BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

TO:        The FSA

Date:      13 March 2006

1. Name of applicant:

         AMVESCAP PLC

2.       Name of scheme

         PERPETUAL SHARE OPTION SCHEMES

3. Period of return:

         From       14 September 2005 To 13 March 2006

4. Balance under scheme from previous return:

         1,949,720

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

            0

6. Number of securities issued/allotted under scheme during period:

            0

7. Balance under scheme not yet issued/allotted at end of period

         1,949,720

8. Number and class of securities originally listed and the date of admission

         2,032,278 ORDINARY SHARES OF US$0.10 EACH LISTED ON 13 MARCH 2001.

9. Total number of securities in issue at the end of the period.

         820,114,477

         Name of contact                        ANGELA TULLY
         Address of contact                     30 FINSBURY SQUARE, LONDON EC2
         Telephone number of contact            020 7065 3652

         Signed by:  A. Tully
         Director/Assistant Company Secretary
         suitably experienced employee/duly authorised officer, for and on behalf of


         Name of applicant:  AMVESCAP PLC

      If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  13 March, 2006                   By   /s/  Angela Tully
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                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary